Exhibit (d)(6)

                          EXPENSE LIMITATION AGREEMENT

AGREEMENT made this 18th day of November 2005, by and between STI Classic Funds (the "Trust"), a Massachusetts business trust, and Trusco Capital Management Inc. (the "Adviser") (together, the "Parties") with respect to the STI Classic Seix Floating Rate High Income Fund (the "Fund").

The Adviser hereby agrees to waive its fee and/or reimburse expenses to the extent necessary to limit total operating expenses to the following levels for a period of one year from the Effective Date (as defined herein) of this Agreement for the Fund:

CLASS   TOTAL OPERATING EXPENSES
-----   ------------------------
  A               0.85%
  C               1.55%
  I               0.55%

If at any point before three years from the Effective Date, it becomes unnecessary for the Adviser to make reimbursements, the Adviser may retain the difference between the Total Annual Fund Operating Expenses of the Fund and its expense cap to recapture any of its prior reimbursements.

The Trust acknowledges that the Adviser may engage in brokerage transactions using Fund assets with brokers who agree to pay a portion of the Fund's expenses, and that the Adviser's guarantee of Fund expense ratios takes into account these expenses-limiting arrangements.

This agreement shall be renewable at the end of each two-year period for an additional one-year period upon the written agreement of the Parties hereto.

IN WITNESS WHEREOF, the Parties hereto have cause this Agreement to be executed as of the day and year first written above and to become effective as of the date the Fund commences operations ("Effective Date").

STI CLASSIC FUNDS                       TRUSCO CAPITAL MANAGEMENT INC.


By: /s/ R. Jeffery Young                By: /s/ Deborah Lamb
    ---------------------------------       ------------------------------------
Title: President                        Title: Executive Vice President and
                                               Chief Compliance Officer